Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Quarterly Revenue of $807 Million, Up 4.1% YoY

Raises fiscal 2012 non-GAAP earnings per share outlook to at least 11-13% YoY growth, up from previous outlook of at least 10-12%

Key highlights:

•

First fiscal quarter revenue of $807 million, compared to the $805-$825 million guidance range. Foreign currency movements negatively affected revenue by approximately $6 million sequentially relative to the fourth fiscal quarter of 2011

•	First fiscal quarter non-GAAP operating income of $133 million; non-GAAP operating margin of 16.5%; GAAP operating income of $109 million

•

First fiscal quarter diluted non-GAAP EPS of $0.64, compared to the $0.61-$0.67 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.53 for the first fiscal quarter, compared to the $0.49-$0.57 guidance range

•	Free cash flow of $121 million for the first fiscal quarter

•	Twelve-month backlog of $2.69 billion at the end of the first fiscal quarter, up $20 million from the end of the fourth fiscal quarter of 2011

•	Repurchased $140 million of ordinary shares during the first fiscal quarter

•

Second quarter fiscal 2012 guidance: Expected revenue of approximately $800-$820 million and diluted non-GAAP EPS of $0.62-$0.68, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.50-$0.58

•

Fiscal 2012 guidance: At least 11-13% non-GAAP EPS growth expected in fiscal 2012. Expected revenue growth of 5-6% on a constant currency basis and expected reported revenue growth of 4-5% including the effects of foreign currency fluctuations

ST. LOUIS – February 1, 2012 – Amdocs Limited (NYSE: DOX) today reported that for its first fiscal quarter ended December 31, 2011, revenue was $807.0 million, down 0.6% sequentially from the fourth fiscal quarter of 2011 and up 4.1% as compared to last year’s first fiscal quarter. Net income on a non-GAAP basis was $111.3 million, or $0.64 per diluted share, compared to non-GAAP net income of $99.8 million, or $0.52 per diluted share, in the first quarter of fiscal 2011. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $18.5 million, net of related tax effects, in the first quarter of fiscal 2012 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $26.4 million, net of related tax effects, in the first quarter of fiscal 2011. The Company’s GAAP net income for the first quarter of fiscal 2012 was $92.7 million, or $0.53 per diluted share, compared to GAAP net income of $73.4 million, or $0.38 per diluted share, in the prior year’s first fiscal quarter.

“During the first fiscal quarter, our market leading position continued to translate into healthy demand across our portfolio. Our results benefitted from strong performance in the emerging markets and Europe, somewhat tempered by slower spending at AT&T in conjunction with the cancellation of the merger with T-Mobile. In the emerging markets, our global market position and track record of successful implementations continue to result in new, influential deals with some of the largest carriers in these regions. Additionally, we are seeing healthy and diverse business activity in Europe with minimal impact to date from macroeconomic uncertainty in the region. In North America, AT&T’s mid-December withdrawal of its bid for T-Mobile USA caused some spending slowdown in our largest customer, while the rest of the region performed as expected,” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “During the quarter, we signed several key strategic wins, including the agreement with Comcast announced today and three deals in Latin America. These wins are strong evidence that the investment decisions we made over the last year were focused in the right areas and are supporting exciting new activities. First, the cable industry continues to progress forward with gradual transformation. The multi-year agreement with Comcast demonstrates that Amdocs is partnering with leading cable operators to realize their vision. Additionally, the new business in Latin America further establishes Amdocs as a leader in providing next-generation customer experience systems in one of the fastest growing emerging markets.”

Gelman concluded, “We continue to demonstrate our belief in the future success of Amdocs by repurchasing our shares. Since resuming the buy-back program in April 2010, we have repurchased approximately $1.2 billion of our ordinary shares as of December 31, 2011, or roughly 20% of our shares outstanding. Incorporating our repurchase activity thus far in fiscal 2012, we are raising our fiscal 2012 non-GAAP earnings per share outlook to at least 11-13% year-over-year growth, compared to our prior outlook of at least 10-12% growth. This outlook does not include any future repurchase activity. Our earnings forecast factors in expected revenue growth of 5-6% on a constant currency basis and a revised reported revenue growth outlook of 4-5% including the effects of foreign currency fluctuations. The pace of reacceleration at AT&T is one of the largest variables to consider within our revenue outlook range.”

Financial Discussion of First Fiscal Quarter Results

Free cash flow was $121 million for the quarter, comprised of cash flow from operations of $150 million less $29 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.69 billion at the end of the first quarter of fiscal 2012.

Financial Outlook

Amdocs expects that revenue for the second quarter of fiscal 2012 will be approximately $800-$820 million. Diluted earnings per share on a non-GAAP basis for the second fiscal quarter are expected to be $0.62-$0.68, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second fiscal quarter will be $0.50-$0.58.

Conference Call Details

Amdocs will host a conference call on February 1, 2012 at 5:00 p.m. Eastern Time to discuss the Company’s first fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.2 billion in fiscal 2011, Amdocs and its over 19,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2011 filed on December 8, 2011.

Contact:

Elizabeth W. Grausam

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended December 31,
	2011	2010
Revenue:
License	$35,796	$29,906
Service	771,214	745,275

	807,010	775,181

Operating expenses:
Cost of license	931	700
Cost of service	516,181	508,138
Research and development	61,307	54,992
Selling, general and administrative	106,337	104,357
Amortization of purchased intangible assets and other	13,206	19,410

	697,962	687,597

Operating income	109,048	87,584

Interest and other expense, net	3,613	3,117

Income before income taxes	105,435	84,467

Income taxes	12,704	11,076

Net income	$92,731	$73,391

Basic earnings per share	$0.54	$0.38

Diluted earnings per share	$0.53	$0.38

Basic weighted average number of shares outstanding	172,712	191,599

Diluted weighted average number of shares outstanding	173,812	192,969

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended December 31,
	2011	2010
Revenue	$807,010	$775,181
Non-GAAP operating income	132,807	120,268
Non-GAAP net income	111,254	99,769
Non-GAAP diluted earnings per share	$0.64	$0.52
Diluted weighted average number of shares outstanding	173,812	192,969

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended December 31, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$931	$—	$—	$—	$931
Cost of service	516,181	—	(5,603)	—	510,578
Research and development	61,307	—	(1,041)	—	60,266
Selling, general and administrative	106,337	—	(3,909)	—	102,428
Amortization of purchased intangible assets and other	13,206	(13.206)	—	—	—

Total operating expenses	697,962	(13,206)	(10,553)	—	674,203

Operating income	109,048	13,206	10,553	—	132,807

Income taxes	12,704	—	—	5,236	17,940

Net income	$92,731	$13,206	$10,553	$(5,236)	$111,254

	Three months ended December 31, 2010
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$700	$—	$—	$—	$700
Cost of service	508,138	—	(4,484)	—	503,654
Research and development	54,992	—	(849)	—	54,143
Selling, general and administrative	104,357	—	(7,941)	—	96,416
Amortization of purchased intangible assets and other	19,410	(19,410)	—	—	—

Total operating expenses	687,597	(19,410)	(13,274)	—	654,913

Operating income	87,584	19,410	13,274	—	120,268

Income taxes	11,076	—	—	6,306	17,382

Net income	$73,391	$19,410	$13,274	$(6,306)	$99,769

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2011	September 30, 2011
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$924,976	$1,173,470
Accounts receivable, net, including unbilled of $98,849 and $72,048, respectively	590,681	565,853
Deferred income taxes and taxes receivable	106,368	112,656
Prepaid expenses and other current assets	127,059	127,341

Total current assets	1,749,084	1,979,320

Equipment and leasehold improvements, net	248,047	258,402
Goodwill and other intangible assets, net	1,921,481	1,933,154
Other noncurrent assets	488,629	465,696

Total assets	$4,407,241	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$640,259	$594,603
Short-term financing arrangements	—	250,000
Deferred revenue	151,347	151,423
Deferred income taxes and taxes payable	22,050	15,180

Total current liabilities	813,656	1,011,206
Other noncurrent liabilities	603,268	602,065
Shareholders’ equity	2,990,317	3,023,301

Total liabilities and shareholders’ equity	$4,407,241	$4,636,572

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,
	2011	2010
Cash Flow from Operating Activities:
Net income	$92,731	$73,391
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	40,542	49,153
Equity-based compensation expense	10,553	13,274
Deferred income taxes	(5,776)	6,903
Excess tax benefit from equity-based compensation	(37)	(24)
Loss from short-term interest-bearing investments	602	832
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(20,673)	34,330
Prepaid expenses and other current assets	(1,470)	(40,891)
Other noncurrent assets	(6,239)	(26,751)
Accounts payable, accrued expenses and accrued personnel	40,203	5,462
Deferred revenue	(6,580)	39,015
Income taxes payable	9,049	(2,515)
Other noncurrent liabilities	(2,959)	10,122

Net cash provided by operating activities	149,946	162,301

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(28,314)	(35,340)
Proceeds from sale of short-term interest-bearing investments	74,108	124,797
Purchase of short-term interest-bearing investments	(61,675)	(88,605)
Other	(2,967)	(7,672)

Net cash used in investing activities	(18,848)	(6,820)

Cash Flow from Financing Activities:
Payments under financing arrangements	(250,000)	(200,000)
Repurchase of shares	(139,715)	(113,431)
Proceeds from employee stock options exercised	23,852	13,845
Payments under capital lease, short-term financing arrangements and other	(190)	(228)

Net cash used in financing activities	(366,053)	(299,814)

Net decrease in cash and cash equivalents	(234,955)	(144,333)
Cash and cash equivalents at beginning of period	831,371	1,036,195

Cash and cash equivalents at end of period	$596,416	$891,862

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
North America	$573.8	$585.1	$584.9	$598.4	$564.6
Europe	110.3	102.0	105.5	97.2	98.4
Rest of World	122.9	125.1	111.0	93.3	112.2

Total Revenue	$807.0	$812.2	$801.4	$788.9	$775.2

	As of
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Emerging Markets Revenue	$82.5	$79.5	$73.2	$52.1	$67.8

	As of
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Managed Services Revenue	$419.7	$384.8	$384.2	$382.6	$371.2

	Three months ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Customer Experience Systems	$758.0	$764.6	$751.1	$737.2	$725.4
Directory	49.0	47.6	50.3	51.7	49.8

Total Revenue	$807.0	$812.2	$801.4	$788.9	$775.2

	As of
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
12-Month Backlog	$2,690	$2,670	$2,620	$2,590	$2,560

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